United States securities and exchange commission logo





                             November 16, 2021

       Michael Karnjanaprakorn
       Chief Executive Officer
       Otis Gallery LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Gallery LLC
                                                            Post-Qualification
Amendment No. 25 to Form 1-A
                                                            Response dated
November 10, 2021
                                                            File No. 024-10951

       Dear Mr. Karnjanaprakorn:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 25 to Form 1-A

       Description of Business
       Liquidity Platform, page 75

   1. Please revise your disclosure to describe (1) whether investors holding your securities can freely trade the
securities on any trading venue other than the PPEX ATS, (2) whether investors are limited
to using the Liquidity Platform tool to enter orders into the PPEX
                                                        ATS or into any other
trading venue, such as another ATS, and (3) whether investors are required to use the
introducing broker that is referred to in the disclosures to trade the securities in any way.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Karnjanaprakorn
Otis Gallery LLC
November 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameMichael Karnjanaprakorn                 Sincerely,
Comapany NameOtis Gallery LLC
                                                          Division of
Corporation Finance
November 16, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName